Exhibit 99.1

Sky Solar Holdings, Ltd. Announces Annual General Meeting Results

HONG KONG, Dec. 19, 2018 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks, today announced the results of its annual general meeting of shareholders held in Shanghai on December 19, 2018.

At the meeting, the shareholders of Sky Solar approved, ratified and/or confirmed the following resolutions:

1.              The re-election of Mr. Sanjay Shrestha as a Class I director of the Company;

2.              The re-election of Mr. Weili Su as a Class I director of the Company;

3.              The re-election of Dr. Hao Wu as a Class I director of the Company;

4.              The re-election of Mr. Benjamin (Binjie) Duan as a Class III director of the Company;

5.              The appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as auditors of the Company for the fiscal year ending December 31, 2018;

6.              The authorization of any duly authorized committee of the board of directors of the Company to fix the remunerations of the auditors;

7.              The authorization of the chairman of the board of directors of the Company to take any and all action that might be necessary to effect the foregoing resolutions 1 through 6 as he, in his absolute discretion, thinks fit.

Dr. Hao Wu, the chairman of the board of directors of Sky Solar, commented, “We appreciate the support of all of our shareholders. We will continue to focus on our business operations and maximize shareholder value.”

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity.  Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, and North America.  The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks.  Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends.  As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements.  As of June 30, 2018, the Company owned and operated 203.5 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources we may need to familiarize ourselves with the regulatory regimes, business practices, governmental requirements and industry conditions as we enter into new markets; our ability to successfully implement our on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in the U.S. and into China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

SKYS Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com